UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2015

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: June 10, 2015	By:	Bo Yung Chen
	Name:	Bo Yung Chen
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement on 2015/05/11 : The board of directors resolves to participate in the bid of 2500MHz and 2600MHz frequency bands of Mobile Broadband business license
99.2	Announcement on 2015/05/12 : To announce the differences of 2015 financial statements between under Taiwan-IFRSs and under IFRSs
99.3	Announcement on 2015/05/18 : The procurement for 4G LTE expansion in 2015
99.4	Announcement on 2015/05/18 : The Company to participate in investor conference held by Goldman Sachs
99.5	Announcement on 2015/06/01 : Announcement of acquisition of Fubon Financial Holding Co., Ltd.- Corporate Bonds
99.6	Announcement on 2015/06/03 : The Company acquired the bid of outsourcing project of National Taxation Bureau of Kaohsiung to provide online VAT refund service for foreign tourists
99.7	Announcement on 2015/06/10 : Chunghwa Telecom announces its operating results for May 2015
99.8	Announcement on 2015/06/10 : May 2015 sales